A+$ 3/21/2002

OMB APPROVAL

OMB Number:	3235-0123

Expires: September 30, 1998
Estimated average burden
hours per response . . . 12.00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
MAR 1 2 2002
143

SEC FILE NUMBER

8- 41965

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING ___1/01/01___ AND ENDING ___12/31/01___
                                               MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

J. ROE BURTON & CO., INC.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

165 N. BELTLINE HIGHWAY
(No. and Street)

MOBILE   AL   36608
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JACK SOLBERGER   251-342-3848
                                                        (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SOLBERGER & SMITH, L.L.P.
(Name — if individual, state last, first, middle name)

273 AZALEA ROAD, SUITE 1-101   MOBILE   AL   36609
(Address)   (City)   (State)   Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 8 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)   **Potential persons who are to respond to the collection of information
contained in this form are not required to respond unless the form displays
a currently valid OMB control number.**



OATH OR AFFIRMATION

I, __J. ROE BURTON_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __J. ROE BURTON & CO., INC._____, as of __12/31_____, ~~19~~ 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

_____

_____
                                                   Signature

_____
                                                   Title

_____
                    Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition.~~ Cash Flow
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

X   Report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

J. ROE BURTON & CO., INC.

**Financial Statements
and
Supplemental Information**

for the year ended December 31, 2001

J. ROE BURTON & CO., INC.

Table of Contents

SOLBERGER & SMITH, L.L.P.
Certified Public Accountants

JACK SOLBERGER, CPA, MBA
DONNA BAIN SMITH, CPA, MBA

273 AZALEA ROAD, SUITE 1-101, MOBILE, AL 36609
TEL: 251/342-3848, FAX: 251/343-5697
EMAIL: taxtime@bellsouth.net

INDEPENDENT AUDITORS' REPORT

To The Board of Directors
J. Roe Burton & Co., Inc.
Mobile, Alabama

We have audited the accompanying statement of financial condition of J. Roe Burton & Co., Inc. (an S Corporation) as of December 31, 2001 and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of J. Roe Burton & Co., Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Certified Public Accountants
January 30, 2002

J. ROE BURTON & CO., INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Cash	$ 96,206
Receivables from brokers and dealers	3,709
Note receivable-Premier Funding Group, LLC	65,173
Note receivable-Allied Lenders, LLC	25,000
Note receivable-Burton Brothers Management Co., Inc.	20,000
Investment in classic car	28,828
Investment in NASDAQ	59,100
Investment in real estate	19,827
Other assets	2,085
Total assets	$319,928

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities

Accounts payable	1,884
Accrued payroll taxes	230
Total liabilities	2,114

Stockholder's equity

Capital stock, par value $.10 each, 100,000 shares authorized, 25,000 issued and outstanding	2,500
Additional paid-in capital	271,554
Retained earnings	43,760
Total stockholder's equity	317,814
Total liabilities and stockholder's equity	$319,928

J. ROE BURTON & CO., INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2001

Revenues

Commissions	$21,731
Interest income	7,966
	29,697

Expenses

Employee compensation and benefits	6,543
Commissions and floor brokerage	1,876
Communications and research	9,453
Insurance	2,518
Occupancy and equipment rental	1,751
Professional fees	4,085
Taxes	1,045
Depreciation	3,077
Other operating expenses	10,747
	41,095
Net loss	$(11,398)

J. ROE BURTON & CO., INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2001

	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS
Balance 1/1/01	$2,500	$271,554	$55,158
Net loss for year			(11,398)
Balance 12/31/01	$2,500	$271,554	$43,760

J. ROE BURTON & CO., INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001

Cash flows from operating activities

Net income	$(11,398)
Adjustments to reconcile net income to	
net cash provided by operating activities	3,077
Depreciation	9,311
Change in receivables from brokers	19,289
Change in receivable from stockholder	(5,000)
Change in receivables from related parties	250
Change in other assets	868
Change in payables	
Net cash provided by operating activities	16,397
Cash at beginning of year	79,809
Cash at end of year	$ 96,206

NOTE 1: **Nature of business and significant accounting policies**

Nature of Business

J. Roe Burton & Co., Inc. is engaged in business as a broker in municipal securities, government securities, equity trading on fully disclosed basis, options, mutual funds and underwriting of offerings of corporate securities. The company operates under the exemptive provisions of SEC Rule 15c3-3 (k) (2) (ii) and is not required to comply with deposit requirements and possession and control requirements as generally required by SEC Rule 15c3-3.

A summary of the Company's significant accounting policies are as follows:

Cash and cash equivalents

Cash and cash equivalents include deposits with banks or other financial institutions as well as debt instruments with original maturities of three months or less, and other highly liquid investments which are readily convertible into cash. Cash equivalents are stated at cost which approximates value.

Securities transactions

Securities transactions and related commission income and expense are recorded on a trade-date basis. Securities owned and sold but not yet purchased are valued at market.

Property and equipment

Property and equipment are reported at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful life of the assets.

Income taxes

The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay federal corporate income taxes on its taxable income and is not allowed a net operating loss carryover or carry back as a deduction. Instead, the stockholder includes the Company's taxable income or loss on his personal income tax return.

6

NOTE 2: Cash and securities segregated under federal regulation

The Company claims exemption from this requirement under SEC Rule 15C3-3 (k) (2) (ii).

NOTE 3: Liabilities subordinated to claims of general creditors

None

NOTE 4: Net capital requirements

The Company is subject to the Securities and Exchange Commission's net capital rule which requires the company to maintain $50,000 net capital at all times and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1. On December 31, 2001, the Company had net capital of $96,413 which was $46,413 in excess of its required net capital of $50,000. The Company's net capital ratio was .02 to 1.

NOTE 5: Related party receivables

In December of 1997 the Company loaned Premier Funding Group, LLC $130,000 at an interest rate of prime plus 1%. The note receivable requires the payment of interest monthly and matures December 31, 2003 but is callable on demand, at any time, at the option of the Company. Principal payments by Premier Funding Group, LLC have reduced the note balance to $65,173 as of December 31, 2001. In March of 2001 Premier Funding Group, LLC ceased making interest payments on the note. The note is non-income producing as of December 31, 2001. The stockholder of the Company is the managing member of Premier Funding Group, LLC.

In October of 2000 the Company loaned Allied Lender, LLC $25,000 at an interest rate of 12%. The loan requires the payment of interest monthly. There have been no principal payments on the loan and the balance outstanding at December 31, 2001 is still $25,000. Allied Lenders, LLC is current on its interest payments and expects to pay the loan off during the first quarter of 2002. The stockholder of the Company is the managing member of Allied Lenders, LLC.

As of December 31, 2001, the Company has advanced $20,000 to Burton Brothers Management Co., Inc. The advance is non-interest bearing and there are no payment terms on the advance. The stockholder of the Company is the controlling stockholder of Burton Brothers Management Co., Inc.

NOTE 6: **Client activities**

In the normal course of business, the Company's client activities include the placing of various client securities and commodities orders with various clearing firms. This activity may expose the Company to off-balance sheet risk in the event the client is unable to fulfill its contractual obligations to the clearing firm.

NOTE 7: **Concentrations of credit risk**

As a securities broker and dealer, the Company is engaged in various securities trading and brokerage activities servicing a diverse group of corporations and individual investors. The Company's exposure to credit risk associated with the non-performance of these counterparties in fulfilling their contractual obligations pursuant to securities and commodities transactions can be directly impacted by volatile trading markets which may impair the counterparties' ability to satisfy their obligations to the Company.

J. ROE BURTON & CO., INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURTITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2001

Stockholder's equity	$ 317,814
Less non-allowable assets	
Note receivable-Premier Funding Group, LLC	(65,173)
Note receivable-Allied Lenders, LLC	(25,000)
Note receivable-Burton Brothers Management Co.	(20,000)
Investment in real estate	(19,827)
Investment in classic car	(28,828)
Investment in NASDAQ	(59,100)
Other assets	(2,085)
Net capital before haircuts on securities positions	97,801
Haircuts on securities	
Money market account	(1,388)
Net capital	96,413
Required net capital	50,000
Excess net capital	$ 46,413
Aggregate indebtedness	$ 2,114
Ratio: Aggregate indebtedness to net capital .0219 to 1	

The net capital as computed above was not materially different from the Company's computation as reported in Part I of Form X-17A-5 as of December 31, 2001.



SOLBERGER & SMITH, L.L.P.
Certified Public Accountants

JACK SOLBERGER, CPA, MBA
DONNA BAIN SMITH, CPA, MBA

273 AZALEA ROAD, SUITE 1-101, MOBILE, AL 36609
TEL: 251/342-3848, FAX: 251/343-5697
EMAIL: taxtime@bellsouth.net

January 30, 2002

To The Board of Directors
J. Roe Burton & Co., Inc.
Mobile, Alabama

In planning and performing our audit of the financial statements of J. Roe Burton & Co., Inc. for the year ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for

which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

Certified Public Accountants